11017819

RECEIVED
2011 FEB 25 P
SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Research Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

154 South Livingston Avenue #2
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo 212-994-3773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. Velocci, CPA, Limited Liability Company
(Name – *if individual, state last, first, middle name*)

390 Route 10 West Suite 201	Randolph	NJ	07869
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Cross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Research Group, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA E. BAKER
Notary Public of New Jersey
Commission Expires 1/14/2013

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Velocci, CPA, Limited Liability Company
Certified Public Accountants

Millbrook Park North
390 Route 10 West, Suite 201
Randolph, New Jersey 07869
973-620-9607

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of Cross Research Group, LLC
Livingston, New Jersey

We have audited the accompanying statement of financial condition of Cross Research Group, LLC (a New Jersey limited liability company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. *The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. The statement of financial condition of Cross Research Group, LLC as of December 31, 2009 were audited by other accountants, whose report dated February 16, 2010 expressed an unqualified opinion on that statement.*

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cross Research Group, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

J. Velocci, CPA
Limited Liability Company

J. Velocci, CPA, Limited Liability Company

Randolph, New Jersey
February 14, 2011

CROSS RESEARCH GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Current Assets:		
Cash (Notes 1 & 2)	$ 312,481	$ 408,320
Commissions Receivable (Notes 1 & 2)	8,245	19,316
Research Fees Receivable (Notes 1 & 2)	152,301	18,252
Prepaid Expenses	7,033	3,999
Prepaid Insurance	8,295	4,379
Total Current Assets	488,355	454,266
Fixed Assets (Note 2) :		
Furniture and Equipment	84,045	68,967
Less: Accumulated Depreciation	31,615	17,297
Net Fixed Assets	52,430	51,670
TOTAL ASSETS	**$ 540,785**	**$ 505,936**

LIABILITIES AND MEMBERS' EQUITY

	2010	2009
Current Liabilities:		
Accounts Payable	$ 2,780	$ 983
Accrued Expense Payable	19,829	21,146
Due to Members (Note 3)	0	20,000
Deferred Revenue	15,000	15,000
Total Current Liablities	37,609	57,129
Members' Equity:		
Members' Equity	503,176	448,807
Total Members' Equity	503,176	448,807
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 540,785**	**$ 505,936**

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Certified Public Accountants".

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 - NATURE OF OPERATIONS AND CONCENTRATIONS OF CREDIT RISK

Cross Research Group, LLC is an independent equity research company focused on the technology industry. Sectors covered by the Company's analysts include: IT Hardware, Imaging Technology, and Enterprise Software. Cross Research Group, LLC serves approximately 100 domestic institutional clients.

The Company maintains a cash balance at a commercial bank. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC). At times during the years, the balance in this institution may exceed the FDIC insurance level. Generally, these deposits may be redeemed upon demand, therefore, bear minimal risk.

The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 2010 and 2009, with respect to its commissions and research fees receivables.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For the purposes of balance sheet classification and statement of cash flows presentation, investments with a maturity of three months or less are considered cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

Commissions and Research Fees receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. The allowance for doubtful accounts was $0 at December 31, 2010 and 2009.

INCOME TAXES:

As a limited liability company, all income and expenses pass through to the members and are reported directly by each member. As such, the limited liability company acts as a conduit for its members and pays no Federal or State income taxes itself.

FIXED ASSETS:

Fixed Assets in excess of $1,000 with a useful life of more than one year are carried at cost and depreciated using the straight-line method over their estimated useful lives. The assets, estimated useful lives, cost, current year depreciation and accumulated depreciation are as follows:

Assets and Estimated Useful Lives		Cost	Current Year Depreciation	Accumulated Depreciation
2010				
Furniture and Equipment	5 yrs.	$ 84,045	$ 14,318	$ 31,615
		$ 84,045	$ 14,318	$ 31,615
2009				
Furniture and Equipment	5 yrs.	$ 68,967	$ 11,558	$ 17,297
		$ 68,967	$ 11,558	$ 17,297

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In the case of disposals, the assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to expense or credited to income.

As of December 31, 2010, there was no impairment of fixed assets.

NOTE 3 - DUE TO MEMBER

At December 31, 2009, the Company had an outstanding amount due to its members in the amount of $20,000. During 2010, this amount was credited to the members' equity accounts.

NOTE 4 - RENT EXPENSE

The Company leases its office under an operating lease expiring on July 31, 2011. The lease requires monthly payments of $3,935.

Minimum future rental payments under the non-cancelable operating rental lease for the next year is as follows:

December 31,	
2011	$ 27,545

NOTE 5 - OPERATING LEASES

The Company leases a vehicle under an operating lease. The lease requires monthly payments of $1,298 and expires on July 22, 2013.

NOTE 5 - OPERATING LEASES (CONT.)

Minimum future rental payments under the non-cancelable operating vehicle lease for the next three years are as follows:

December 31,	
2011	$ 15,576
2012	15,576
2013	9,086
	$ 40,228

VELOCCI & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

CROSS RESEARCH GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

PUBLIC

CROSS RESEARCH GROUP, LLC

INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009